Exhibit 99.1

Virax Biolabs Group Announces Establishment of Regional Headquarters at Dubai Science Park

LONDON, and DUBAI, United Arab Emirates: MAY 4, 2023 /PRNewswire/-- Virax Biolabs Group Limited (“Virax” or the “Company”) (Nasdaq: VRAX), an innovative diagnostics company focused on the detection of immune responses to and diagnosis of viral diseases, announced today that it established a regional headquarters at Dubai Science Park, a member of TECOM Group PJSC.

The office space is located in the heart of the global science-focused community that enables research, innovation and businesses in the health, energy, life sciences and environment sectors. The new headquarters will accommodate the company’s expansion into the Middle East and improve global operations by attracting local partnerships and talents.

By entering the region, Virax Biolab Group aims to increase its distribution reach of high-quality in-vitro diagnostics, innovative products and proprietary T-Cell tests while creating logistical efficiencies. The new headquarters will create new jobs and drive investment and talent to the UAE in line with the Dubai Economic Agenda ‘D33’.

“The addition of a regional headquarters in Dubai Science Park aligns perfectly with our mission to bring world-class testing solutions for viral threats to additional geographies,” said James Foster, Virax’s Chairman of the Board of Directors and Chief Executive Officer. “The new headquarters will strengthen the distribution network we have developed for ViraxClear and enable further development of our innovative technology behind Virax Immune, while tapping into an esteemed science and business community established at Dubai Science Park.”

“We are excited to be a part of Dubai Science Park,” said Cameron Shaw, Virax’s Chief Operations Officer. “As a fast-growing company with a mission to establish global reach and enhance immune health, we hope to take advantage of the full spectrum of benefits at our disposal at Dubai Science Park while contributing to an ecosystem that is driving global change in business and healthcare.”

Marwan Abdulaziz Janahi, Senior Vice President of Dubai Science Park – TECOM Group, said: “Dubai’s status as a global medical destination has secured the trust of patients and healthcare service providers alike. Innovative businesses are increasingly choosing our district to expand operations to benefit the lives and treatment of countless patients across the UAE and the region. We are delighted to welcome Virax Biolabs Group to our fast-growing science community. We are certain their cutting-edge detection and treatment services will strengthen Dubai’s healthcare ecosystem and help achieve the vision of ‘We The UAE 2031’.”

Dubai Science Park is a global ecosystem that serves the entire value chain of the science, health and pharma sectors. Home to global MNEs, SMEs and start-ups, the hub contributes to Dubai’s knowledge and innovation economy and its status as a medical tourism destination. Dubai Science Park provides businesses with purpose-built infrastructure to foster growth and access to markets across the UAE as well as the MENA region.

Dubai Science Park is part of TECOM Group’s portfolio of 10 districts that includes Dubai Internet City, Dubai Media City, Dubai Studio City, Dubai Production City, Dubai Knowledge Park, Dubai International Academic City, Dubai Design District (d3), Dubai Industrial City and Dubai Outsource City.

About Virax Biolabs Group Limited.

Founded in 2013, Virax Biolabs Group Limited is an innovative biotech company focused on the detection of immune responses to and diagnosis of viral diseases.

In addition to distributing an array of in-vitro diagnostic test kits, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the diagnosis and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus.

For more information, please visit www.viraxbiolabs.com.

About Dubai Science Park

Founded in 2005, Dubai Science Park is a vibrant, holistic community part of TECOM Group PJSC dedicated to supporting customers in the sciences, energy, and environmental sectors. With its ample office and laboratory space and robust infrastructure, Dubai Science Park has created an enabling science-focused ecosystem that is home to major international, regional, and local companies.

Through fostering growth, creativity, research, and innovation in the areas of human science, plant science, material science, environmental science and energy science, Dubai Science Park aims to play a significant role in facilitating a more sustainable and self-sufficient future that maximizes the use of indigenous resources and talent.

For more information, please visit www.dsp.ae

About TECOM Group PJSC

TECOM Group has been developing strategic, sector-focused business districts across the emirate of Dubai since 1999. TECOM Group is well-positioned to continue playing an integral role in cementing Dubai’s status as a global business and talent hub.

The TECOM Group portfolio consists of 10 business districts catering to 6 vital knowledge-based economic sectors, including design, education, manufacturing, media, science, and technology. The Group provides a varied and tailor-made leasing portfolio – which includes offices, co-working spaces, warehouses and land – to over 9,500 customers and more than 105,000 professionals.

TECOM Group offers additional value-added services to deliver a competitive and attractive environment for businesses and entrepreneurs to thrive in and to facilitate engagement between the districts’ community members. Government and corporate services are made available through an integrated smart services platform, ’axs’, which enhances ease of doing business and provides community members with a seamless experience.

TECOM Group also provides industry-specialised facilities, including media production studios, laboratories and higher education campuses. in5, its enabling platform for entrepreneurs and start-ups, offers innovation centres supporting tech, media, and design start-ups and SMEs. Its future-focused co-working spaces D/Quarters deliver stimulating work environments for tenants, and the ‘GoFreelance’ package serves freelancers.

Caution Concerning Forward Looking Statements:

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the "Risk Factors" section of Virax's Annual Report on Form 20-F for the year ended March 31, 2022. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Media and Investor Contact:

Nic Johnson and Adanna Alexander
Russo Partners, LLC
(303) 482-6405
nic.johnson@russopartnersllc.com

adanna.alexander@russopartnersllc.com